Exhibit 12.1

Gateway, Inc. and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges/Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Three Months Ended March 31, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
	(Dollars in thousands)
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes, minority interest and income/(loss) from equity investees	$(5,947)	$(581,731)	$(491,247)	$(475,746)	$(1,285,784)	$404,071
Add Fixed Charges	2,450	4,513	15,013	19,597	41,610	35,534
Add amortization of capitalized interest	—	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—	—
Earnings before fixed charges	$(3,497)	$(577,218)	$(476,234)	$(456,149)	$(1,244,174)	$439,605

Fixed charges:
Interest expense	$2,164	$823	$1,255	$1,233	$13,726	$6,249
Amortization of debt expense	—
Estimate of interest expense within rental expense	286	3,690	13,758	18,364	27,884	29,285
Total fixed charges	$2,450	$4,513	$15,013	$19,597	$41,610	$35,534

Excess (Deficiency) in the coverage of fixed charges by earnings before fixed charges	(5,947)	(581,731)	(491,247)	(475,746)	(1,285,784)	404,071

Ratio of Earnings to Fixed Charges	—	—	—	—	—	12.4